UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BioPharmX Corporation
(Name of the Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
09072X309
(CUSIP Number)
Michael Derby Timber Pharmaceuticals LLC 50 Tice Boulevard, Suite A26 Woodcliff Lake, NJ 07677 Telephone: (201) 645-4767
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 28, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09072X309

1	NAME OF REPORTING PERSONS Timber Pharmaceuticals LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,255,336*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,255,336*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,255,336*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9%*†
14	TYPE OF REPORTING PERSON (See Instructions) OO

*See Item 5 for additional information.

† This foregoing beneficial ownership is calculated based upon 15,227,891 shares of common stock, par value $0.001 per share (the “Common Stock”), outstanding of BioPharmX Corporation, a Delaware corporation (the “Issuer”), as of January 28, 2020, based on information received from the Issuer.

CUSIP No. 09072X309

1	NAME OF REPORTING PERSONS TardiMed Sciences LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,255,336*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,255,336*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,255,336*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9%*†
14	TYPE OF REPORTING PERSON (See Instructions) OO

*See Item 5 for additional information.

† This foregoing beneficial ownership is calculated based upon 15,227,891 shares of Common Stock outstanding of the Issuer as of January 28, 2020, based on information received from the Issuer.

Item 1.  Security and Issuer

This Schedule 13D (the “Statement”) relates to the common stock, par value $0.001 per share (the “Common Stock”) of BioPharmX Corporation, a Delaware corporation (the “Issuer”), with its principal executive offices located at 115 Nicholson Lane, San Jose, California 95134.  The Common Stock is listed on the NYSE American LLC (“NYSE”) under the ticker symbol “BPMX”.  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background

(a) This Statement is being filed by Timber Pharmaceuticals LLC, a Delaware limited liability company (“Timber”) and TardiMed Sciences LLC, a Connecticut limited liability company (“TardiMed” and, together with Timber, the “Reporting Persons”).

(b) — (c), (f) TardiMed owns 90% of the membership interests of Timber.  Each of Timber and TardiMed has its principal offices at 50 Tice Boulevard, Suite A26, Woodcliff Lake, New Jersey 07677.

(d) — (e) During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The information set forth in or incorporated by reference in Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 3.

On January 28, 2020, the Issuer issued to Timber a warrant to purchase 2,255,336 shares of Common Stock at an exercise price of $0.01 per share (the “Bridge Warrant”). The Bridge Warrant is exercisable upon issuance and expires on July 28, 2022.

Item 4.  Purpose of Transaction

The information set forth in or incorporated by reference in Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

This Statement relates to the acquisition of securities of the Issuer by the Reporting Persons.

On January 28, 2020, the Issuer entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Timber and BITI Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer (“Merger Sub”). Subject to the terms and conditions contained in the Merger Agreement, including approval of the transactions contemplated therein by the Issuer’s stockholders and by Timber’s members, Merger Sub will be merged with and into Timber (the “Merger”), with Timber surviving the Merger as a wholly-owned subsidiary of the Issuer. As a condition to the closing of the Merger, Timber has agreed to secure $20 million of financing for the combined company. The Merger is currently expected to be completed in the second calendar quarter of 2020.

Under the Merger Agreement, following the Merger, (i) the Timber members, including the investors funding the $20 million investment, will own approximately 88.5% of the outstanding Common Stock of the Issuer, and (ii) the Issuer’s stockholders will own approximately 11.5% of the outstanding Common Stock to the Issuer, subject to certain adjustments as more particularly set forth in the Merger Agreement. Upon completion of the Merger, the Issuer will change its name to Timber Pharmaceuticals, Inc. and the officers and directors of Timber will become the officers and directors of the Issuer.

In addition to securing the $20 million financing described above, the completion of the Merger is also subject to the satisfaction or waiver of a number of other closing conditions, including the effectiveness of the registration statement to be filed regarding the Merger on Form S-4, that no order preventing the consummation of the Merger and related transactions shall have been issued, that the Merger and related transactions shall have been approved by the Issuer's stockholders and Timber's members, and the continued listing of the Common Stock on the NYSE American market.

In connection with the Merger, the Issuer intends to file a Form S-4 registration statement with the U.S. Securities and Exchange Commission (the “SEC”) that will contain a prospectus to register the Issuer’s shares to be issued to Timber's members in the Merger and a proxy statement for use in connection with the special meeting of the Issuer’s stockholders that will be called to consider and vote upon the Merger and related matters. Further, the Form S-4 registration statement will describe a proposed reverse stock split of the post-Merger outstanding Common Stock (in a ratio to be determined), which shall also be subject to approval by the Issuer’s stockholders at the special stockholders' meeting.

As described in Item 6, in connection with the Merger Agreement, the Issuer and Timber also entered into the Credit Agreement (as defined herein), pursuant to which Timber has agreed to make a loan (the “Bridge Loan”) to the Issuer in an aggregate amount of $2.25 million. The Bridge Loan is secured by a lien on all of BioPharmX's assets. Further, in connection with the Bridge Loan, the Issuer issued the Bridge Warrant to Timber.

Each Reporting Person, subject to the agreements described in Item 6 below, in its capacity as a stockholder or other security holder of the Issuer , may engage in discussions with management, one or more members of the board of directors, one or more other stockholders, one or more representatives and/or other relevant parties of the Issuer regarding the Issuer, including but not limited to its operations, or encourage such persons to consider or explore extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, and may discuss ideas that, if effected, may relate to or result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Subject to the agreements described in Item 6 below, the Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Other than as described above, neither of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a) through (j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing stockholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13.

Item 5.  Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover page of this Schedule 13D and the information set forth in or incorporated by reference in Item 2, Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

(a) — (b)

As of the date of this filing, Timber, a limited liability company organized under the laws of Delaware, holds Warrants to purchase up to 2,255,336 shares of Common Stock, subject to certain adjustments, constituting approximately 12.9% of the issued and outstanding shares of Common Stock (including the Common Stock underlying the Warrants).  Timber is managed by a board of three (3) managers. The directors and officers of Timber do not hold any direct or indirect interests, by security holdings or otherwise, in the Issuer. As of the Issue Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Timber may be deemed to beneficially own 12.9% of the Common Stock deemed issued and outstanding.

TardiMed holds 90% of the membership interests of Timber.  As a result, TardiMed has the power to direct the vote and disposition of the Common Stock held by Timber, and therefore may be deemed to beneficially own the Common Stock issuable upon exercise of the Warrants held by Timber. By virtue of such ownership, TardiMed may be deemed to have voting and investment power with respect to the 2,255,336 shares of Common Stock of the Issuer that would be currently issuable upon the exercise of the Warrants held by Timber and as a result may be deemed to have beneficial ownership over such securities. As of the Issue Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, TardiMed may be deemed to beneficially own 12.9% of the Common Stock deemed issued and outstanding.

(c) Except as disclosed herein the Reporting Persons have not effected any transactions during the past sixty (60) days in any securities of the Issuer.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in or incorporated by reference in Item 3 and Item 4 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 6.

Merger Agreement

As discussed in Item 4, the Issuer entered into the Merger Agreement with Timber and Merger Sub which, subject to the terms and conditions contained therein, Merger Sub will be merged with and into Timber, with Timber surviving the Merger as a wholly-owned subsidiary of the Issuer. The Merger Agreement contains customary representations, warranties and covenants made by the Issuer and Timber, including covenants relating to both parties using their best efforts to cause the transactions contemplated by the Merger Agreement to be satisfied, covenants regarding obtaining the requisite approvals of the Issuer’s stockholders and the Timber members, covenants regarding indemnification of directors and officers, and covenants regarding the Issuer’s and Timber’s conduct of their respective businesses between the date of signing of the Merger Agreement and the closing of the Merger.

The Merger Agreement contains certain termination rights for both the Issuer and Timber. In connection with the termination of the Merger Agreement under specified circumstances, the Issuer and Timber may be required to pay the other party a termination fee. The parties' termination rights are based on certain situations including:

  mutual written consent of the parties;
  by either party, if the Merger has not closed by June 15, 2020, subject to extension for an additional month under certain circumstances;
  by either party, if a court of competent jurisdiction issues a final and nonappealable order, decree or ruling that has the effect of permanently restraining, enjoying or otherwise prohibiting the Merger;
  by the Issuer, if Timber does not receive the required consent of its members to the Merger;
  by either party, if the Issuer does not receive the required vote of its stockholders to the Merger and other contemplated transactions required to complete the Merger;
  by either party, if certain trigger events shall have occurred;
  by either party, upon the material breach of the Merger Agreement by the other that is not cured prior to the termination becoming effective; or
  by either party, under certain circumstances upon the receipt of a Superior Offer (as such term is defined in the Merger Agreement) and the payment of a termination fee.

Support Agreement

In connection with the Merger and the Merger Agreement, each of the directors and officers of the Issuer signed a Stockholder Support Agreement, made and entered into as of January 28, 2020, among the Issuer, Timber, and each such director and officer (“Support Agreement”). Pursuant to the Support Agreement, each director and officer has agreed that he or she will not, until the termination date of the Merger Agreement, sell or transfer any shares of Common Stock of the Issuer he or she owns or may acquire prior to the termination of the Merger Agreement. Each such director and officer has further agreed that he or she will vote all shares of Common Stock beneficially owned, and any new shares of Common Stock he or she may acquire, in favor of the Merger and the transactions contemplated by the Merger Agreement.

Credit Agreement, Bridge Loan, Warrant and Note

In connection with the Merger Agreement, on January 28, 2020, the Issuer issued the Bridge Warrant to Timber to purchase 2,255,336 shares of Common Stock at an exercise price of $0.01 per share. The Bridge Warrant is exercisable upon issuance and expires 30 months thereafter.

Further, on January 28, 2020, Timber and the Issuer entered into a Credit Agreement (the “Credit Agreement”), pursuant to which Timber agreed to make the Bridge Loan to the Issuer in an aggregate amount of $2.25 million. Pursuant to the terms of the Credit Agreement, Timber will make the Bridge Loan to the Issuer in three tranches: (i) a $625,000 initial advance ($700,000 less $75,000 of original issue discount (“OID”)) on the closing date of the Credit Agreement; (ii) $625,000 ($700,000 less $75,000 of OID) 30 days thereafter; and (iii) $1,000,000 ($1,100,000 less $100,000 of OID) upon the closing of the Merger. The Bridge Loan bears interest at a rate of 12% per annum and is repayable upon the earlier of maturity thereof, the termination (without completion) of the Merger or upon a liquidity event, as defined in the Credit Agreement. The Issuer also issued to Timber a promissory note setting forth the terms of repayment (the “Note”).

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships existing with respect to the securities of the Issuer and any of the Reporting Persons.

The foregoing summaries of the Merger Agreement, Credit Agreement, Bridge Warrant, Note and Support Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Merger Agreement, Credit Agreement, Bridge Warrant, Note and Support Agreement, copies of which are incorporated by reference as Exhibits 2, 3,4, 5 and 6, respectively, in Item 7 of this Schedule 13D and are incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits

The following exhibits are incorporated into this Schedule 13D:

Exhibit 1	Joint Filing Agreement, dated January 30, 2020, by and between Timber and TardiMed.
Exhibit 2	Agreement and Plan of Merger and Reorganization, dated January 28, 2020, by and among the Issuer, Timber and Merger Sub (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on January 29, 2020).
Exhibit 3	Bridge Warrant To Purchase Common Stock, dated January 28, 2020, made by the Issuer in favor of Timber (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on January 29, 2020).
Exhibit 4	Credit Agreement, dated January 28, 2020, by and between the Issuer and Timber (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on January 29, 2020).
Exhibit 5	Note, dated January 28, 2020, made by the Issuer in favor of Timber (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on January 29, 2020).
Exhibit 6	Form of Support Agreement.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of January 30, 2020

TIMBER PHARMACEUTICALS LLC

By:	/s/ Michael Derby
Name: Michael Derby
Title: Executive Chairman

TARDIMED SCIENCES LLC

By:	/s/ Michael Derby
Name: Michael Derby
Title: Managing Partner

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement, dated January 30, 2020, by and between Timber and TardiMed.
Exhibit 2	Agreement and Plan of Merger and Reorganization, dated January 28, 2020, by and among the Issuer, Timber and Merger Sub (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on January 29, 2020).
Exhibit 3	Bridge Warrant To Purchase Common Stock, dated January 28, 2020, made by the Issuer in favor of Timber (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on January 29, 2020).
Exhibit 4	Credit Agreement, dated January 28, 2020, by and between the Issuer and Timber (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on January 29, 2020).
Exhibit 5	Note, dated January 28, 2020, made by the Issuer in favor of Timber (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on January 29, 2020).
Exhibit 6	Form of Support Agreement.